May 22, 2009

Mail Stop 4561

Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
111 South Wacker Drive
Suite 4800
Chicago, IL 60606

       Re: **Ventas, Inc.**
            Form 10-K for the year ended December 31, 2008
            Filed February 27, 2009
            File No. 001-10989

            ElderTrust Operating Limited Partnership
            Form 10-K for the year ended December 31, 2008
            Filed March 31, 2009
            File No. 333-89312-02

Dear Mr. Schweinhart:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments. Regarding the response to comment 5 in your letter dated May 14, 2009, we have no further comment based upon the materiality of the redemption obligation.

                                  Sincerely,

                                  Linda van Doorn
                                  Senior Assistant Chief Accountant